UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administrative Committee Members

United Community Banks, Inc. Profit Sharing Plan

Blairsville, Georgia

We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

June 25, 2013

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:

Cash	$508,435	$20,691
Investments at fair value:
Common stock of United Community Banks, Inc.	5,512,375	3,942,045
Collective investment fund	6,182,431	6,779,630
Shares of registered investment company mutual funds	57,001,007	55,001,256
Total investments	68,695,813	65,722,931

Receivables:
Employer contribution	—	110,982
Participant contributions	—	163,178
Accrued dividends	22,715	11,964
Due from brokers for securities sold	14,426	48,101
Total receivables	37,141	334,225

Total assets	69,241,389	66,077,847

Liabilities:
Due to brokers for securities purchased	31,050	284,550
Other payables	48,218	20,389
Total liabilities	79,268	304,939
Net assets available for benefits, at fair value	69,162,121	65,772,908
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(107,048)	(144,224)
Net assets available for benefits	$69,055,073	$65,628,684

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions to net assets attributed to:
Investment gains:
Interest and dividends	$1,218,903
Net appreciation in fair value of investments	6,466,998
Total investment gains	7,685,901

Contributions:
Employer match	1,655,426
Employee deferrals	4,075,605
Employee rollovers and other	12,294
Total contributions	5,743,325
Total additions	13,429,226

Deductions from net assets attributed to:
Distributions paid to participants	9,615,783
Administrative expenses	289,757
Other	97,297
Total deductions	10,002,837

Increase in net assets available for benefits	3,426,389
Net assets available for plan benefits:
Beginning of year	65,628,684
End of year	$69,055,073

See accompanying notes to financial statements.

3

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements

(1)            Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. The Company matches 50% (100% through March 31, 2012) of participant contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.

In-Service Withdrawals

Effective October 1, 2012, the Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment. Benefits are recorded when paid.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1)            Description of the Plan, continued

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited non-vested accounts approximated $3,000 and $9,000, respectively. These amounts will be used to reduce future administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)            Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

5

 UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(2)            Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued

 The Plan’s investments are reported at fair value. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts. As required by the standards, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect this investment at contract value.

The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. The fair value of the underlying assets of the collective investment fund is based upon the fair value of the underlying assets of the trust according to the Trustee’s valuation. The contract value of participation units owned in the common collective trust fund are based on quoted redemption values, as determined by the Trustee on the last business day of the Plan year.

In accordance with ASC 820, the Plan’s investments in the Company’s common stock and mutual funds are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan’s investment in the collective investment fund is classified as a Level 2 recurring item since its valuation includes discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. At December 31, 2012 and 2011, the Plan held investments in the Company’s common stock amounting to $5,512,375 and $3,942,045, respectively. This investment represented 8% and 6% of total investments at December 31, 2012 and 2011, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncements

There were no Accounting Standards Updates issued by the FASB since the filing of United’s 2011 Form 11-K that were applicable to the Plan.

6

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)            Investments

The following table represents investments at December 31, 2012 and 2011:

	2012	2011

United Community Banks, Inc. common stock (583,938 and
563,955 shares at December 31, 2012 and 2011, respectively)	$5,512,375	$3,942,045

Collective investment fund:
Federated Capital Preservation Fund	$6,182,431	$6,779,630

Mutual funds:
Eagle Small Cap Growth I Fund	$1,806,931	$1,701,811
American Independence Stock Fund	3,110,715	3,035,954
NestEgg 2050 Fund	—	44,554
NestEgg 2040 Fund	—	5,974,612
NestEgg 2030 Fund	—	6,063,935
NestEgg 2020 Fund	—	10,169,642
NestEgg 2010 Fund	—	3,625,346
MFS Lifetime 2050 Fund	66,877	—
MFS Lifetime 2040 Fund	6,097,336	—
MFS Lifetime 2030 Fund	6,422,648	—
MFS Lifetime 2020 Fund	9,089,838	—
MFS Lifetime Retirement Income Fund	3,055,055	—
Harbor International Fund	2,635,250	2,381,286
Goldman Sachs Mid Cap Value Fund	2,818,943	2,565,460
Morgan Stanley Mid Cap Growth Fund	3,795,009	3,764,646
Northern Small Cap Value Fund	1,708,011	1,687,917
T. Rowe Price Growth Stock Fund	4,370,893	3,458,810
Vanguard 500 Index Fund	3,108,585	2,347,771
PIMCO Total Return Bond Fund	7,542,471	7,379,321
American Century Inflation Adjust Bond Fund	1,372,445	800,191
Total mutual funds	$57,001,007	$55,001,256

During 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as detailed below:

Year Ended
December 31, 2012

Net change in investments at fair value as determined by quoted market price:
Collective investment fund	$107,048
Mutual funds	4,947,305
United Community Banks, Inc. common stock	1,412,645
Net change in fair value	$6,466,998

7

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)            Investments, continued

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2012 and/or 2011, are separately identified.

	December 31,
	2012	2011

United Community Banks, Inc. common stock	$5,512,375	$3,942,045
Federated Capital Preservation Fund	6,182,431	6,779,630
MFS Lifetime 2040 Fund	6,097,336	—
MFS Lifetime 2030 Fund	6,422,648	—
MFS Lifetime 2020 Fund	9,089,838	—
NestEgg 2040 Fund	—	5,974,612
NestEgg 2030 Fund	—	6,063,935
NestEgg 2020 Fund	—	10,169,642
NestEgg 2010 Fund	—	3,625,346
PIMCO Total Return Bond Fund	7,542,471	7,379,321
T. Rowe Price Growth Stock Fund	4,370,893	3,458,810
Morgan Stanley Mid Cap Growth Fund	3,795,009	3,764,646

(4)            Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended effective September 15, 2012; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)            Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2012, the Plan did not receive cash dividends on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2012 plan year.

 The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for the Company’s common stock as reported by Nasdaq on the date of transaction. During 2012 and 2011, the Plan purchased 86,350 and 124,705 shares, respectively, directly from the Company.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $289,757 for 2012 and is presented on the statement of changes in net assets available for benefits as administrative expenses. The fees for 2012 for trustee and custodial services amounted to $245,652 and for record keeping amounted to $44,105.

8

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(6)            Fair Value Measurements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$5,512,375	$—	$—	$5,512,375
Small cap equity funds	3,514,942	—	—	3,514,942
Mid cap equity funds	6,613,953	—	—	6,613,953
Large cap equity funds	10,590,193	—	—	10,590,193
International equity funds	2,635,250	—	—	2,635,250
Balanced funds	21,676,700	—	—	21,676,700
Other equity funds	3,055,055	—	—	3,055,055
Taxable bond funds	1,372,445	—	—	1,372,445
Pooled fixed income funds	7,542,469	—	—	7,542,469
Collective investment fund	—	6,182,431	—	6,182,431

Total	$62,513,382	$6,182,431	$—	$68,695,813

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$3,942,045	$—	$—	$3,942,045
Small cap equity funds	3,389,729	—	—	3,389,729
Mid cap equity funds	6,330,107	—	—	6,330,107
Large cap equity funds	8,842,534	—	—	8,842,534
International equity funds	2,381,286	—	—	2,381,286
Balanced funds	25,878,088	—	—	25,878,088
Taxable bond funds	800,191	—	—	800,191
Pooled fixed income funds	7,379,321	—	—	7,379,321
Collective investment fund	—	6,779,630	—	6,779,630

Total	$58,943,301	$6,779,630	$—	$65,722,931

(7)

Benefits Paid After Year-end and Reconciliation to Form 5500

There were five distributions totaling $491,747 that were requested prior to December 31, 2012, but were paid in 2013.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$69,055,073	$65,628,684

Benefit Claims Payable	(491,747)	—

Net assets available for benefits per Form 5500	68,563,326	65,628,684

9

(8)

Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2012 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements

10

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule H, Part IV, Line 4:
Schedule of Assets (Held at End of Year)
December 31, 2012
Employer Identification Number: 58-0554454
Plan Number: 001

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

*	United Community Banks, Inc.	Common stock – 583,938 shares	N/A	$ 5,512,375
	Federated Investors, Inc.	Federated Capital Preservation Fund - 607,538 shares	N/A	6,182,431
	MFS Fund Distributors	MFS Lifetime 2050 Fund – 5,495 shares	N/A	66,877
	MFS Fund Distributors	MFS Lifetime 2040 Fund – 534,854 shares	N/A	6,097,336
	MFS Fund Distributors	MFS Lifetime 2030 Fund – 558,006 shares	N/A	6,422,648
	MFS Fund Distributors	MFS Lifetime 2020 Fund – 767,075 shares	N/A	9,089,838
	MFS Fund Distributors	MFS Lifetime Retirement Income Fund – 262,462 shares	N/A	3,055,055
	American Independence Financial	American Independence Stock Fund - 238,186 shares	N/A	3,110,715
	American Century	American Century Inflation Adjust Bond Fund - 104,131 shares	N/A	1,372,445
	Vanguard Funds	Vanguard 500 Index Fund – 28,645 shares	N/A	3,108,585
	PIMCO Funds	PIMCO Total Return Bond Fund – 671,038 shares	N/A	7,542,471
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund – 71,747 shares	N/A	2,818,943
	T. Rowe Price	T Rowe Price Growth Stock Fund – 115,693 shares	N/A	4,370,893
	Morgan Stanley	Morgan Stanley Mid Cap Growth Fund – 109,240 shares	N/A	3,795,009
	Northern Trust Investments	Northern Small Cap Value Fund – 104,084 shares	N/A	1,708,011
	Eagle Fund Distributors, Inc.	Eagle Small Cap Growth I Fund - 41,292 shares	N/A	1,806,931
	Harbor Funds	Harbor International Fund - 42,422 shares	N/A	2,635,250

*	Party-in-interest

	N/A- Due to Plan being fully participant directed, such values are not required.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan

By:	/s/ John Goff
Title: Senior Vice President and Trust Officer INTRUST BANK, N.A.

Date: June 25, 2013

12

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

13